THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED APRIL 29, 2003

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-104097

Prospectus Supplement

                , 2003

(To Prospectus dated April 8, 2003)

$

% Notes Due May 15, 2023

The Notes will bear interest at the rate of % per year. Interest on the Notes is payable on February 15, May 15, August 15 and November 15 of each year, beginning on August 15, 2003. The Notes will mature on May 15, 2023. We may redeem some or all of the Notes at any time, or from time to time, on or after May 15, 2007 at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to the redemption date. The redemption price is discussed under the caption “Description of the Notes—Redemption—Optional Redemption” beginning on page S-3. We will also redeem Notes, subject to limitations, at the option of the representative of any deceased beneficial owner of the Notes.

The Notes will be unsecured and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding.

Per Note	Total
Public Offering Price (1)%	$
Underwriting Discount %	$
Proceeds to Anheuser-Busch Companies, Inc.(1)%	$

(1)	Plus accrued interest, if any, from , 2003, if settlement occurs after this date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Notes in book-entry form through the facilities of The Depository Trust Company on or about                 , 2003.

Sole Book-Running Manager

Banc of America Securities LLC Edward D. Jones & Co., L.P.

Banc One Capital Markets, Inc.

Citigroup

JPMorgan

SunTrust Robinson Humphrey

UBS Warburg

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We and the underwriters are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement or, with respect to information incorporated by reference, as of the date of that information.

Prospectus Supplement

Prospectus

DESCRIPTION OF THE NOTES

We will issue the Notes under an Indenture dated as of July 1, 2001 (the “Indenture”) between us and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee. Information about the Indenture is in the accompanying Prospectus under “Description of the Debt Securities”.

The interest rate on the Notes will be % per year, accruing from , 2003. We will pay interest on February 15, May 15, August 15 and November 15 of each year, beginning on August 15, 2003. We will pay interest to the persons in whose names the Notes are registered at the close of business on the February 1, May 1, August 1 or November 1 preceding the payment date.

We will issue the Notes in book–entry form, as a single global note registered in the name of the nominee of The Depository Trust Company, which will act as Depositary, or in the name of the Depositary. Beneficial interests in book–entry notes will be shown on, and transfers thereof will be made only through, records maintained by the Depositary and its participants. Except as described in the Prospectus under “Book–Entry Debt Securities,” owners of beneficial interests in a global note will not be entitled to receive physical delivery of certificates for the Notes.

Redemption

Optional Redemption

We may redeem the Notes, in whole or in part, at our option on or at any time after May 15, 2007 at a redemption price equal to 100% of the principal amount of such Notes, plus any unpaid interest accrued to (but excluding) the redemption date. Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

The Notes will not be subject to any sinking fund.

Redemption Upon the Death of a Beneficial Owner

Unless the Notes have been declared due and payable prior to their maturity by reason of an event of default under the Indenture or have been previously redeemed or otherwise repaid, the personal representative or other person authorized to represent a deceased beneficial owner of Notes (that is, one who has the right to sell, transfer or otherwise dispose of an interest in a Note and the right to receive the proceeds from the Note, as well as the interest and principal payable to the holder of the Note) has the right to request a redemption prior to the stated maturity of all or part of his or her interest in such Notes, and we will be obligated to redeem such Notes. We will pay 100% of the principal amount plus any unpaid interest accrued to (but excluding) the redemption date for the Notes we redeem pursuant to a redemption request of a representative of a deceased beneficial owner within 60 days following our receipt of a redemption request from the Trustee. However, during the period from the original issue date of the Notes through and including May 15, 2004 (which we refer to as the “Initial Period”), and during any twelve-month period that ends on and includes each subsequent May 15 (each of which we refer to as a “Subsequent Period”), we will not be obligated to redeem:

•	on behalf of a deceased beneficial owner, any interest in the Notes that exceeds $25,000 principal amount, or

•	interests in the Notes exceeding $ in aggregate principal amount for all representatives requesting redemption upon the death of beneficial owners.

If redemption requests exceed the aggregate principal amount of interests in Notes that we are obligated to redeem during the Initial Period or during any Subsequent Period, then excess redemption requests will be applied, in the order received by the Trustee, to successive Subsequent Periods, regardless of the number of Subsequent Periods required to redeem such interests.

We may, at our option, redeem interests of any deceased beneficial owner or owners in the Notes in the Initial Period or any Subsequent Period in excess of the $25,000 limitation or the $ aggregate limitation upon at least 30 days but not more than 60 days notice to the representative of the deceased beneficial owner. Any such redemption by us, to the extent it exceeds the $25,000 limitation of any deceased beneficial owner or the $             aggregate limitation, will not be included in the computation of the $             aggregate limitation of the Notes for the Initial Period or the applicable Subsequent Period, as the case may be, or for any succeeding Subsequent Period. Upon any determination by us to redeem Notes in excess of the $25,000 limitation or the $             aggregate limitation, such Notes will be redeemed in the order of receipt of redemption requests by the Trustee. We may also, at our option, purchase any Notes for which redemption requests have been received in lieu of redeeming such Notes.

A representative of a deceased beneficial owner may initiate a request for redemption at any time and in any principal amount, provided that the principal amount is in integral multiples of $1,000. The representative must deliver its request to the participant (which is the term used to describe an institution that has an account with the Depositary for the Notes) through which the deceased beneficial owner owned such interest, in form satisfactory to the participant, together with evidence of the death of the beneficial owner, evidence of the authority of the representative satisfactory to the participant, any waivers, notices or certificates as may be required under applicable state or federal law and any other evidence of the right to the redemption as the participant requires. The request must specify the principal amount of the interest in the Notes to be redeemed. Subject to the rules and arrangements applicable to the Depositary, the participant will then deliver to the Depositary a request for redemption substantially in the form attached as Appendix A to this Prospectus Supplement.

On receipt of a redemption request, it is the customary procedure of the Depositary to forward the request to the Trustee. The Trustee is required to maintain records with respect to redemption requests received by it, including the date of receipt, the name of the participant filing the redemption request and the status of each redemption request with respect to the $25,000 limitation and the $             aggregate limitation. The Trustee will immediately file with us each redemption request it receives, together with the information regarding the eligibility of the redemption request with respect to the $25,000 limitation and the $             aggregate limitation. Subject to arrangements with the Depositary, payment for interests in the Notes to be redeemed will be made to the Depositary upon presentation of the Notes to the Trustee for redemption. We, the Depositary and the Trustee:

•	may conclusively assume, without independent investigation, that the statements contained in each redemption request are true and correct; and

•	will have no responsibility:

•	for reviewing any documents submitted to the participant by the representative or for determining whether the applicable decedent is in fact the beneficial owner of the interest in the Notes to be redeemed or is in fact deceased; or

•	for determining whether the representative is duly authorized to request redemption on behalf of the applicable beneficial owner.

An interest in a Note held in tenancy by the entirety, by joint tenancy or by tenants in common will be deemed to be held by a single beneficial owner, and the death of a tenant by the entirety, joint tenant or tenant in common will be deemed the death of a beneficial owner. The death of a person who, during his or her lifetime, was entitled to substantially all of the rights of a beneficial owner of an interest in the Notes will be deemed the death of the beneficial owner, regardless of the recordation of the interest on the records of the participant, if such rights can be established to the satisfaction of the participant. Such interests will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act or the Uniform Transfers to Minors Act, community property or other similar joint ownership arrangements, including individual retirement accounts or Keogh H.R. 10 plans maintained solely by or for the decedent or by or for the decedent and any spouse, and trust and certain other arrangements where one person has substantially all of the rights of a beneficial owner during such person’s lifetime.

Any redemption request may be withdrawn by the person(s) presenting such request upon delivery of a written request for withdrawal given by the participant on behalf of such person(s) to the Depositary and by the Depositary to the Trustee not less than 30 days prior to the redemption payment.

During any time in which the Notes are not represented by a global security and are issued in definitive form:

•	all references in this section of this Prospectus Supplement to participants and the Depositary, including the Depositary’s governing rules, regulations and procedures, will be deemed deleted;

•	all determinations that the participants are required to make as described in this section will be made by us (including, without limitation, determining whether the applicable decedent is in fact the beneficial owner of the interest in the Notes to be redeemed or is in fact deceased and whether the representative is duly authorized to request redemption on behalf of the applicable beneficial owner); and

•	all redemption requests, to be effective, must:

•	be delivered by the representative to the Trustee, with a copy to us;

•	if required by the Trustee and us, be in the form of the attached redemption request (with appropriate changes mutually agreed to by the Trustee and us to reflect the fact that the redemption request is being executed by a representative (including provision for signature guarantees)); and

•	be accompanied by the Note that is subject of the redemption request or, if applicable, a properly executed assignment or endorsement, in addition to all documents that are otherwise required to accompany a redemption request. If the record interest in the Note is held by a nominee of the deceased beneficial owner, a certificate or letter from the nominee attesting to the deceased’s ownership of a beneficial interest in the Note must also be delivered.

Same-Day Settlement and Payment

The Notes will trade in the Depositary’s same-day funds settlement system until maturity or until we issue the Notes in definitive form. The Depositary will therefore require secondary market trading activity in the Notes to settle in immediately available funds.

Governing Law

The Notes will be governed by and construed in accordance with the laws of the State of New York.

Additional Notes

We may elect to issue additional Notes under the Indenture which would be considered part of the same issue as the Notes. If we do so, those securities would have the same interest rate, the same maturity date and the same payment terms as the Notes.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this Prospectus Supplement, the underwriters named below, for whom Banc of America Securities LLC is acting as sole book-running manager, have severally agreed to purchase, and we have agreed to sell to such underwriters, the principal amounts of Notes set forth opposite the names of such underwriters.

Underwriter	Principal Amount of Notes
Banc of America Securities LLC	$
Edward D. Jones & Co., L.P.
Banc One Capital Markets, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
SunTrust Capital Markets, Inc.
UBS Warburg LLC

$

The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and some of the Notes to certain dealers at the public offering price less a concession not in excess of       % of the principal amount of the Notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of     % of the principal amount of the Notes on sales to certain other dealers. After the initial offering of the Notes to the public, the public offering price and the concession may be changed.

The Notes are a new issue of securities with no established trading market. We do not currently intend to apply for the listing of the Notes on any securities exchange or for quotation of the Notes in any dealer quotation system. We have been advised by the underwriters that one or more of them intends to make a market in the Notes, but the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. We can give no assurance as to the liquidity of the trading market for the Notes.

The following table shows the underwriting discount we will pay to the underwriters. These amounts show the discount paid per Note and the total for the purchase of all the Notes being offered. Edward D. Jones & Co., L.P. has agreed to pay its portion of the underwriting discount to Banc of America Securities LLC (other than its selling concession).

	Per Note	Total
Underwriting Discount	%	$

We estimate that we will spend approximately $             for printing, rating agency fees, registration fees, Trustee’s fees, legal fees and other expenses of the offering. The underwriters have agreed to make a payment to us of $            , which is in excess of the direct expenses incurred by us in connection with this offering.

In connection with this offering, Banc of America Securities LLC, on behalf of the underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Banc of America Securities LLC, on behalf of the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchases Notes originally sold by that syndicate member.

Any of these activities may cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

In the ordinary course of their respective businesses, certain of the underwriters and the Trustee and some of their respective affiliates have performed and may in the future perform various financial advisory, commercial banking and investment banking services for us from time to time, for which they have received or will receive customary fees. Affiliates of some of the underwriters and the Trustee are lenders under our bank credit agreement.

LEGAL OPINIONS

Prior to the delivery of the Notes, Armstrong Teasdale LLP, St. Louis, Missouri, as our counsel, will issue an opinion as to the legality of the Notes and certain other matters, and Cahill Gordon & Reindel, New York, New York, will issue an opinion to the underwriters as to the legality of the Notes and certain other matters.

Appendix A

FORM OF REDEMPTION REQUEST

$

ANHEUSER-BUSCH COMPANIES, INC.

% NOTES DUE MAY 15, 2023

(the “Notes”)

CUSIP NO.

The undersigned,                 (the “Participant”), does hereby certify, pursuant to the provisions of the Notes issued under that certain Indenture dated as of July 1, 2001 (the “Indenture”) between Anheuser-Busch Companies, Inc. (the “Company”) and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee (the “Trustee”), to the Depository Trust Company (the “Depositary”), the Company and the Trustee that:

1.	[Name of deceased Beneficial Owner] is deceased.

2.	[Name of deceased Beneficial Owner] had a $ interest in the above referenced Notes.

3.	[Name of Representative] is [Beneficial Owner’s personal representative/other person authorized to represent the estate of the Beneficial Owner/surviving joint tenant/surviving tenant by the entirety/trustee of a trust] of [Name of deceased Beneficial Owner] and has delivered to the undersigned a request for redemption in form satisfactory to the undersigned, requesting that $ principal amount of said Notes be redeemed pursuant to said Notes. The documents accompanying such request, all of which are in proper form, are in all respects satisfactory to the undersigned and the [Name of Representative] is entitled to have the interest in the Notes to which this request relates redeemed.

4.	The Participant holds the interest in the Notes with respect to which this request for redemption is being made on behalf of [Name of deceased Beneficial Owner].

5.	The Participant hereby certifies that it will indemnify and hold harmless the Depositary, the Trustee and the Company (including their respective officers, directors, agents, attorneys and employees), against all damages, loss, cost, expense (including reasonable attorneys’ and accountants’ fees), obligations, claims or liability (collectively, the “Damages”) incurred by the indemnified party or parties as a result of or in connection with the redemption of the interest in the Notes to which this request relates. The Participant will, at the request of the company, forward to the Company, a copy of the documents submitted by [Name of Representative] in support of the request for redemption.

IN WITNESS WHEREOF, the undersigned has executed this Redemption Request as of , 20    .

[PARTICIPANT NAME]

By:
Name:
Title:

PROSPECTUS

$2,000,000,000

Debt Securities

This Prospectus describes Debt Securities which Anheuser-Busch Companies, Inc. may issue and sell at various times. More detailed information is under “Description of the Debt Securities” on page 3 of this Prospectus.

•	The Debt Securities may be debentures, notes or other unsecured evidences of indebtedness.

•	We may issue them in one or several series.

•	The total principal amount of the Debt Securities to be issued under this Prospectus will not exceed $2,000,000,000 (or the equivalent amount in other currencies).

•	We will determine the terms of each series of Debt Securities (interest rates, maturity, redemption provisions and other terms) at the time of sale, and we will specify the terms in a prospectus supplement which we will deliver together with this Prospectus at the time of the sale.

We may sell Debt Securities directly to investors or through underwriters, dealers or agents. More information about the way we will distribute the Debt Securities is under the heading “Plan of Distribution” on page 10 of this Prospectus. Information about the underwriters or agents who will participate in any particular sale of Debt Securities will be in the prospectus supplement relating to that series of Debt Securities.

Our principal office is at One Busch Place, St. Louis, Missouri 63118, and our telephone number is (314) 577-2000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 8, 2003.

ABOUT THIS PROSPECTUS

We have not authorized anyone to give any information or to make any representations concerning the offering of the Debt Securities except those which are in this Prospectus, the prospectus supplement which is delivered with this Prospectus, or which are incorporated by reference into this Prospectus or prospectus supplement. If anyone gives any other information or representation, you should not rely on it. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Debt Securities which are referred to in the prospectus supplement. This Prospectus is not an offer to sell or a solicitation of an offer to buy Debt Securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this Prospectus, or any sale of Debt Securities, as an indication that there has been no change in our affairs since the date of this Prospectus. You should also be aware that information in this Prospectus may change after this date.

Where You Can Find More Information	2
Information about Anheuser-Busch	3
Use of Proceeds	3
Description of the Debt Securities	3
General	4
Payments on Debt Securities; Transfers	5
Form and Denominations	5
Certain Restrictions	5
Modification or Amendment of the Indenture	7

Defeasance	7
Events of Default, Notice and Waiver	8
Regarding the Trustee	9
Book-Entry Debt Securities	9
Plan of Distribution	10
Legal Opinion	11
Experts	11
Certain Financial Information	12
Effects of Cessation of Goodwill Amortization	12

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any of these documents at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s Internet website at http://www.sec.gov and our website at http://www.anheuser-busch.com. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.

The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Debt Securities.

•	Our Annual Report on Form 10-K for the year ended December 31, 2002.

You may receive a copy of any of these filings, at no cost, by writing or telephoning the Corporate Secretary, Anheuser-Busch Companies, Inc., One Busch Place, St. Louis, Missouri 63118, telephone  314-577-2000.

We have filed with the SEC a Registration Statement to register the Debt Securities under the Securities Act of 1933. This Prospectus omits certain information contained in the Registration Statement, as permitted by SEC rules. You may obtain copies of the Registration Statement, including exhibits, as noted in the first paragraph above.

INFORMATION ABOUT ANHEUSER-BUSCH

Anheuser-Busch Companies, Inc. (“Anheuser-Busch”) is a Delaware corporation that was organized in 1979 as the holding company parent of Anheuser-Busch, Incorporated (“ABI”), a Missouri corporation whose origins date back to 1875. In addition to ABI, which is the world’s largest brewer of beer, we are also the parent corporation to a number of subsidiaries that conduct various other business operations, including those related to the production and acquisition of brewing raw materials, the manufacture and recycling of aluminum beverage containers and the operation of theme parks.

These are our most important subsidiaries:

•	ABI produces and distributes beer in a variety of containers primarily under the brand names Budweiser, Bud Light, Bud Dry, Bud Ice, Bud Ice Light, Michelob, Michelob Light, Michelob ULTRA, Michelob Golden Draft, Michelob Golden Draft Light, Michelob Black & Tan Lager, Michelob Amber Bock, Michelob Honey Lager, Michelob Hefe-Weizen, Michelob Marzen, Busch, Busch Light, Busch Ice, Natural Light, Natural Ice, King Cobra, ZiegenBock Amber, Hurricane Malt Liquor, Hurricane Ice, Pacific Ridge Ale, “Doc’s” Hard Lemon, Tequiza, Bacardi Silver and American Red. ABI’s products also include three non-alcohol malt beverages, O’Doul’s, Busch NA and O’Doul’s Amber.

•	Anheuser-Busch International, Inc. brews and distributes ABI’s products in 29 European countries and sells under import-distribution agreements in more than 80 countries and U.S. territories. Through subsidiaries, it owns breweries in the United Kingdom and China. Our products are also brewed under license or contract brewing arrangements in Argentina, Canada, Ireland, Italy, Japan, Korea and Spain. We have equity investments or joint ventures with brewers in Argentina, Chile, China and Mexico.

•	Metal Container Corporation manufactures beverage cans at eight plants and beverage can lids at three plants for sale to ABI and to soft drink and export customers. Anheuser-Busch Recycling Corporation recycles aluminum cans at one plant. Precision Printing and Packaging, Inc. manufactures metalized and paper labels, and Eagle Packaging, Inc. manufactures crown and closure liner materials.

•	Busch Entertainment Corporation (“BEC”) owns, directly and through subsidiaries, nine theme parks. BEC operates Busch Gardens theme parks in Tampa, Florida and Williamsburg, Virginia and Sea World theme parks in Orlando, Florida, San Antonio, Texas and San Diego, California. BEC also operates water park attractions in Tampa, Florida (Adventure Island), Williamsburg, Virginia (Water Country, U.S.A.) and Langhorne, Pennsylvania (Sesame Place), as well as Discovery Cove, in Orlando, Florida, a reservations-only attraction offering interaction with marine animals.

USE OF PROCEEDS

Unless we indicate otherwise in the prospectus supplement which accompanies this Prospectus, we intend to add the net proceeds from the sale of the Debt Securities to our general funds. We expect to use the proceeds for general corporate purposes, including working capital, capital expenditures and repayment of borrowings. Before we use the proceeds for these purposes, we may invest them in short-term investments.

DESCRIPTION OF THE DEBT SECURITIES

This section describes some of the general terms of the Debt Securities. The prospectus supplement describes the particular terms of the Debt Securities we are offering. The prospectus supplement also indicates the extent, if any, to which these general provisions may not apply to the Debt Securities being offered. If you would like more information on these provisions, you may review the Indenture which is filed as an exhibit to the Registration Statement which is filed with the SEC. See “Where You Can Find More Information” on page 2 of this Prospectus.

We plan to issue the Debt Securities under the Indenture dated as of July 1, 2001 between us and JPMorgan Chase Bank, formerly The Chase Manhattan Bank, as Trustee. This Prospectus summarizes certain important provisions of the Debt Securities and the Indenture. This is not a complete description of the important terms. You should refer to the specific terms of the Indenture for a complete statement of the terms of the Indenture and the Debt Securities. When we use capitalized terms which we do not define here, those terms have the meanings given to them in the Indenture. When we use references to Sections, we mean Sections in the Indenture.

We may also issue Debt Securities under a separate, new indenture, substantially identical to the Indenture, to be entered into between us and a new trustee. If that occurs, we will describe any differences in the terms of any series or issue of Debt Securities in the prospectus supplement relating to that series or issue.

General

The Debt Securities will be senior unsecured obligations of Anheuser-Busch.

We may issue Securities under the Indenture, including the Debt Securities, at various times in one or more series and issues. There is presently $2.0 billion in principal amount of securities outstanding under the Indenture. The Indenture does not limit the amount of Securities that we may issue under the Indenture, nor does it limit other debt that we may issue.

We may issue the Debt Securities at various times in different series and issues, each of which may have different terms. The word “issue” means, for any series of Securities, that the Securities have the same original issue date or date from which interest starts to accrue, the same maturity date and the same interest rate and other payment terms or that we have otherwise designated Securities as part of the same issue. Unless we indicate otherwise in the prospectus supplement for any series of Debt Securities, we may treat a subsequent offering of Securities as a part of the same issue as that series.

The prospectus supplement relating to the particular series or issue of Debt Securities we are offering includes the following information concerning those Debt Securities:

•	The title of the Debt Securities.

•	The total principal amount being offered of the series or issue of Debt Securities.

•	The date on which the principal will be paid, the rights we or the holders may have to extend the maturity of the Debt Securities and any rights the holders may have to require payment of the Debt Securities at any time.

•	The interest rate on the Debt Securities. We may specify a fixed rate or a variable rate, or a rate to be determined under procedures we will describe in the prospectus supplement, and the interest rate may be subject to adjustment.

•	The dates on which we will pay interest on the Debt Securities and the regular record dates for determining the holders who are entitled to receive the interest payments.

•	Where payments on the Debt Securities will be made, if it is other than the office mentioned under “Payments on Debt Securities” below.

•	If applicable, the prices at which we may redeem all or a part of the Debt Securities and the time periods during which we may make the redemptions. The redemptions may be made under a sinking fund or otherwise.

•	Any obligation we may have to redeem, purchase or repay any of the Debt Securities under a sinking fund or otherwise or at the option of the holder, and the prices, time periods and other terms which would apply.

•	Any additional Events of Default or covenants that will apply to the Debt Securities.

•	The amounts we would be required to pay if the maturity of the Debt Securities is accelerated, if it is less than the principal amount.

•	If we will make payments on the Debt Securities in any currency other than U.S. dollars, the currencies in which we will make the payments.

•	If applicable, the terms under which we or a holder may elect that payments on the Debt Securities be made in a currency other than U.S. dollars.

•	If amounts payable on the Debt Securities may be determined by a currency index, information on how the payments will be determined.

•	Any other special terms that may apply to the Debt Securities.

Payments on Debt Securities; Transfers

We will make payments on the Debt Securities to the persons in whose names the securities are registered at the close of business on the record date for the interest payments. As explained under “Book-Entry Securities” below, The Depository Trust Company or its nominee will be the initial registered holder unless the prospectus supplement provides otherwise.

Unless we indicate otherwise in the prospectus supplement for any series or issue of Debt Securities, we will make payments on the Debt Securities at the Trustee’s office. For JPMorgan Chase Bank, the office is now its Institutional Trust Services office, 4 New York Plaza, New York, New York 10004. In the case of any other Trustee, we will specify the office and address in the related prospectus supplement. Transfers of Debt Securities can be made at the same offices. (Sections 202, 301, 306 and 1002)

Form and Denominations

Unless we otherwise indicate in the prospectus supplement for any series or issue of Debt Securities:

•	We will only issue the Debt Securities in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

•	We will not charge any fee to register any transfer or exchange of the Debt Securities, except for taxes or other governmental charges, if any. (Section 306)

Certain Restrictions

Creation of Secured Indebtedness

Under the Indenture, we and our Restricted Subsidiaries (defined below) may not create, assume, guarantee or permit to exist any indebtedness for borrowed money which is secured by a pledge of, or a mortgage or lien on, any of our Principal Plants (defined below) or on any of our Restricted Subsidiaries’ capital stock, unless we also provide equal and ratable security for the Securities outstanding under the Indenture. A “Restricted Subsidiary” is a Subsidiary which owns or operates a Principal Plant, unless it is incorporated or has its principal place of business outside the United States, and any other subsidiary which we elect to treat as a Restricted Subsidiary. A “Principal Plant” is a brewery, or a manufacturing, processing or packaging plant located in the United States, but does not include a plant which we determine is not of material importance to the total business conducted by us and our Subsidiaries, any plant which we determine is used primarily for transportation, marketing or warehousing or at our option any plant that does not constitute part of the brewing operations of the Company and has a net book value of not more than $100,000,000.

This restriction does not apply to:

•	purchase money liens,

•	liens existing on property when we acquire it or securing indebtedness which we use to pay the cost of acquisition or construction or to reimburse us for that cost,

•	liens on property of a Restricted Subsidiary at the time it becomes a Restricted Subsidiary,

•	liens to secure the cost of development or construction of property, or improvements of property, and which are released or satisfied within 120 days after completion of the development or construction,

•	liens in connection with the acquisition or construction of Principal Plants or additions thereto financed by tax-exempt securities,

•	liens securing indebtedness owing to us or to a Restricted Subsidiary by a Restricted Subsidiary,

•	liens existing at July 1, 2001 (the date of the Indenture),

•	liens required in connection with state or local governmental programs which provide financial or tax benefits, as long as substantially all of the obligations secured are in lieu of or reduce an obligation that would have been secured by a lien permitted under the Indenture,

•	extensions, renewals or replacements of the liens referred to above, or

•	in connection with sale-leaseback transactions permitted under the Indenture. (Section 1006(a))

There is an additional exception as described below under “10% Basket Amount.”

If we become obligated to provide security for the Securities as described above, we would also be required to provide comparable security for most of our other outstanding long-term indebtedness.

Sale–Leaseback Financings

Under the Indenture, neither we nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving a Principal Plant, except a sale by a Restricted Subsidiary to us or another Restricted Subsidiary or a lease not exceeding three years, by the end of which we intend to discontinue use of the property, and except for any transaction with a local or state authority that provides financial or tax benefits, unless:

•	the net proceeds of the sale are at least equal to the fair market value of the property, and

•	within 120 days of the transfer, or two years if we hold the net proceeds of the sale in cash or cash equivalents, we repay Funded Debt (defined below) and/or make expenditures for the expansion, construction or acquisition of a Principal Plant at least equal to the net proceeds of the sale. (Section 1007)

There is an additional exception as described below under “10% Basket Amount.”

Limitation on Funded Debt of Restricted Subsidiaries

We may not permit any Restricted Subsidiary to create, assume or permit to exist any Funded Debt other than:

•	Funded Debt secured by a mortgage, pledge or lien which is permitted under the provisions described above under “Creation of Secured Indebtedness,”

•	Funded Debt owed to us or any Restricted Subsidiary,

•	Funded Debt of a corporation existing at the time it becomes a Restricted Subsidiary,

•	Funded Debt created in connection with, or with a view to, compliance with the requirements of any program, law, statute or regulation of any federal, state or local governmental authority and applicable to the Restricted Subsidiary and providing financial or tax benefits to the Restricted Subsidiary, and

•	guarantees existing at July 1, 2001 (the date of the Indenture). (Section 1008(a))

There is an additional exception as described below under “10% Basket Amount.”

“Funded Debt” means all indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than twelve months from the date of determination or having a maturity of less than twelve months but by its terms being renewable or extendible beyond twelve months at the borrower’s option, subject only to conditions which the borrower is then capable of fulfilling, and direct guarantees of similar indebtedness for money borrowed of others and any other indebtedness classified as long-term indebtedness in the financial statements of the borrower, except that Funded Debt does not include:

•	Any indebtedness of a person held in treasury by that person, or

•	Any indebtedness with respect to which sufficient money has been deposited or set aside to pay the indebtedness, or

•	Any amount representing capitalized lease obligations, or

•	Any indirect guarantees or other contingent obligations in respect of indebtedness of other persons, or

•	Any guarantees with respect to lease or other similar periodic payments to be made by other persons.

10% Basket Amount

In addition to the exceptions described above under “Creation of Secured Indebtedness,” “Sale—Leaseback Financings” and “Limitation on Funded Debt of Restricted Subsidiaries,” the Indenture allows additional secured indebtedness, additional sale—leaseback financings and additional Funded Debt of Restricted Subsidiaries as long as the total of the additional indebtedness and Funded Debt and the fair market value of the property transferred in the additional sale—leaseback financings does not exceed 10% of our Net Tangible Assets. “Net Tangible Assets” means our total assets including those of our subsidiaries after deducting current liabilities (except for those which are Funded Debt) and goodwill, trade names, trademarks, patents, unamortized debt discount and expense, organization and developmental expenses and other like segregated intangibles. Deferred income taxes, deferred investment tax credit or other similar items will not be considered as a liability or as a deduction from or adjustment to total assets. (Sections 1006(d), 1007(c) and 1008(b))

Merger

We may consolidate with or merge into any other corporation or transfer or lease our properties and assets substantially as an entirety as long as we meet certain conditions, including the assumption of the Securities by any successor corporation. (Section 801) The Company is not restricted from transferring its aluminum can manufacturing business and related operations.

Modification or Amendment of the Indenture

We may modify and amend the Indenture if the holders of a majority in principal amount of the outstanding Securities affected by the modification or amendment consent, except that no supplemental indenture may reduce the principal amount of or interest or premium payable on any Security, change the maturity date or dates of principal payments, the interest payment dates or other terms of payment, or reduce the percentage of holders necessary to approve a modification or amendment of the Indenture, without the consent of each holder of outstanding Securities affected by the supplemental indenture. (Section 902)

We and the Trustee may amend the Indenture without the holders’ consent for certain specified purposes, including any change which, in our counsel’s opinion, does not materially adversely affect the holders’ interests. (Section 901)

Defeasance

The Indenture includes provisions allowing defeasance of the Debt Securities of any series. In order to defease a series of Debt Securities, we would deposit with the Trustee or another trustee money or U.S.

Government Obligations sufficient to make all payments on those Debt Securities. If we make a defeasance deposit with respect to a series of Debt Securities, we may elect either:

•	to be discharged from all of our obligations on that series of Debt Securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust; or

•	to be released from our restrictions described above relating to liens, sale–leaseback transactions and Funded Debt of Restricted Subsidiaries.

To establish the trust, we must deliver to the Trustee an opinion of our counsel that the holders of that series of Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of the defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if the defeasance had not occurred. (Article Thirteen)

Events of Default, Notice and Waiver

An Event of Default in respect of any issue of Securities means:

•	default for 30 days in any payment of interest,

•	default in payment of principal or premium at maturity, or default in payment of any required redemption or sinking fund amount which continues for 30 days,

•	default in performance of or breach of any covenant in the Indenture which applies to the issue which continues for 90 days after notice to us by the Trustee or by the holders of 25% in principal amount of the outstanding Debt Securities of the affected issues, and

•	certain events of our bankruptcy, insolvency and reorganization. (Section 501)

If an Event of Default occurs and is continuing in respect of any series or issue of Securities, either the Trustee or the holders of 25% in principal amount of such Securities then outstanding may declare the principal of and accrued interest, if any, on all Securities of those issues to be due and payable. If other specified Events of Default occur and are continuing, either the Trustee or the holders of 25% in principal amount of the outstanding Securities may declare the principal of and accrued interest, if any, on all the outstanding Securities to be due and payable. (Section 502)

Within 90 days after a default in respect of any issue of Securities, the Trustee must give to the holders of the Securities of that issue notice of all uncured and unwaived defaults by us known to it; however, except in the case of default in payment, the Trustee may withhold the notice if it in good faith determines that it is in the interest of the holders. The term “default” means, for this purpose, the occurrence of any event that is or, upon notice or lapse of time would be, an Event of Default. (Section 602)

Before the Trustee is required to exercise rights under the Indenture at the request of holders, it is entitled to be indemnified by the holders, subject to its duty, during an Event of Default, to act with the required standard of care. (Article Six)

A holder of a Security will not be entitled to pursue any remedy under the Indenture except under the following circumstances:

•	the holder has notified the Trustee in writing of an Event of Default,

•	holders of at least 25% of the outstanding principal amount of the Securities in respect of which the Event of Default has occurred have delivered a written request to the Trustee to pursue the remedy,

•	the holder or holders have offered to the Trustee a reasonable indemnity against the costs to be incurred by the Trustee in pursuing the remedy,

•	the Trustee does not pursue the remedy for a period of 60 days, and

•	the holders of a majority of the outstanding principal amount of the Securities in respect of which the Event of Default has occurred have not delivered written directions to the Trustee inconsistent with the initial written request from the holders described above. (Section 507)

The holders of a majority in principal amount of the outstanding Securities of any series (voting as a single class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee in respect of the securities of that series. (Section 512)

The holders of a majority in principal amount of the outstanding Securities of all series affected by a default (voting as a single class) may, on behalf of the holders of all those Securities, waive the default except a default in payment of the principal of or premium, if any, or interest on any Security. (Section 513) The holders of a majority in principal amount of outstanding Securities of all series entitled to the benefits thereof (voting as a single class) may waive compliance with certain covenants under the Indenture. (Section 1010)

We will furnish to the Trustee, annually, a statement as to the fulfillment by us of our obligations under the Indenture. (Section 1004)

Regarding the Trustee

JPMorgan Chase Bank is the Trustee under the Indenture. The Indenture is dated as of July 1, 2001. JPMorgan Chase Bank also acts as trustee (or successor trustee) under other indentures with us under which an aggregate of approximately $3.8 billion in principal amount of indebtedness is issued and outstanding. JPMorgan Chase Bank also is a party to our credit agreement, under which it has committed to lend us up to $425 million, and provides other commercial banking services to us. An affiliate of JPMorgan Chase Bank has engaged, and may in the future engage, in investment banking and/or general financing and banking transactions with us.

We can remove the Trustee of any series as long as there is no Event of Default and no event that, upon notice or lapse of time or both, would become an Event of Default. The holders of a majority of the principal amount of the Securities of any series may also remove the Trustee at any time. The Indenture prescribes procedures by which the Trustee will be replaced, in the event of its removal. (Section 610)

BOOK-ENTRY DEBT SECURITIES

The prospectus supplement will indicate whether we are issuing the related Debt Securities as book-entry securities. Book-entry securities of a series will be issued in the form of one or more global notes that will be deposited with The Depository Trust Company, New York, New York, and will evidence all of the Debt Securities of that series. This means that we will not issue certificates to each holder. We will issue one or more global securities to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Debt Securities. The participant will then keep a record of its clients who own the Debt Securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its interest to exercise any rights of a holder of Debt Securities under the Indenture.

The laws of some jurisdictions require that certain purchasers of securities such as Debt Securities take physical delivery of the securities in definitive form. These limits and laws may impair your ability to acquire or transfer beneficial interests in the global security.

We will make payments on each series of book-entry Debt Securities to DTC or its nominee, as the sole registered owner and holder of the global security. Neither Anheuser-Busch, the Trustee nor any of their agents will be responsible or liable for any aspect of DTC’s records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC’s records relating to the beneficial ownership interests.

DTC has advised us that, when it receives any payment on a global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC’s records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in “street name”) and will be the sole responsibility of the participants.

A global security representing a series will be exchanged for certificated Debt Securities of that series if (a) DTC notifies us that it is unwilling or unable to continue as Depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor within 90 days or (b) we decide that the global security shall be exchangeable. If that occurs, we will issue Debt Securities of that series in certificated form in exchange for the global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for Debt Securities of the series equal in principal amount to that beneficial interest and to have those Debt Securities registered in its name. We would issue the certificates for the Debt Securities in denominations of $1,000 and any integral multiple thereof, and in registered form only without coupons, unless otherwise specified in the related prospectus supplement.

DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (known as direct participants) deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to others, known as indirect participants, such as securities brokers and dealers, banks, trust companies and clearing corporations that clear transactions through or maintain a custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the SEC.

PLAN OF DISTRIBUTION

We may sell Debt Securities to or through one or more underwriters or dealers, and also may sell Debt Securities directly to other purchasers or through agents. These firms may also act as our agents in the sale of Debt Securities. Only underwriters named in the prospectus supplement will be considered as underwriters of the Debt Securities offered by the prospectus supplement.

We may distribute Debt Securities at different times in one or more transactions. We may sell Debt Securities at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

In connection with the sale of Debt Securities, underwriters may receive compensation from us or from purchasers of Debt Securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters. Discounts or commissions they receive and any profit on their resale of Debt Securities may be considered underwriting discounts and commissions under the Securities Act of 1933. We will identify any underwriter or agent, and we will describe any compensation, in the prospectus supplement.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of Debt Securities against certain liabilities, including liabilities under the Securities Act of 1933.

We may authorize dealers or other persons who act as our agents to solicit offers by certain institutions to purchase Debt Securities from us under contracts which provide for payment and delivery on a future date. We may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If we enter into these agreements concerning any series of Debt Securities, we will indicate that in the prospectus supplement.

In connection with an offering of Debt Securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debt Securities. Specifically, underwriters may over-allot in connection with the offering, creating a syndicate short position in the Debt Securities for their own account. In addition, underwriters may bid for, and purchase, Debt Securities in the open market to cover short positions or to stabilize the price of the Debt Securities. Finally, underwriters may reclaim selling concessions allowed for distributing the Debt Securities in the offering if the underwriters repurchase previously distributed Debt Securities in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debt Securities above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

Unless otherwise indicated in the prospectus supplement, each series of Debt Securities offered will be a new issue of securities and will have no established trading market. The Debt Securities may or may not be listed on a national securities exchange. No assurance can be given as to the liquidity of or the existence of trading markets for any Debt Securities.

LEGAL OPINION

Armstrong Teasdale LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the Debt Securities.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

CERTAIN FINANCIAL INFORMATION

The information below is provided to comply with certain requirements of the SEC applicable to this Prospectus. This information supplements and should be read in connection with the Management’s Discussion and Analysis of Operations and Financial Condition (“MD&A”) included in our Form 10-K for the fiscal year ended December 31, 2002.

Effects of Cessation of Goodwill Amortization

As described in MD&A, we ceased amortizing goodwill in the first quarter 2002, in accordance with FAS No. 142 “Goodwill and Other Intangible Assets.” Accordingly, our operating results for 2002 do not reflect goodwill amortization, but the operating results for 2001 and 2000 do reflect goodwill amortization. In order to provide the clearest understanding of our operations, discussions of operating results for 2002 vs. 2001 in MD&A were based on 2001 results reported on a comparable basis, excluding the impact of goodwill amortization. The table below summarizes 2001 operating results on both a reported basis (including goodwill amortization) and a comparable basis (excluding goodwill amortization) and compares results for 2002 and 2001 on both a reported basis and a comparable basis. Income before income taxes of the entertainment segment also excludes a $17.8 million gain resulting from the sale of the SeaWorld theme park in Cleveland, Ohio.

	2001 Reported Basis	2001 Comparable Basis	% Change 2002 vs. 2001 Favorable/(Unfavorable)
			Reported Basis		Comparable Basis
	(in millions except for per share data)
Cost of Sales	$(7,950.4)	$(7,938.9)	(2.3)%		(2.4)%
Gross Profit	$4,961.1	$4,972.6	9.6%		9.3%
Gross Profit Margin	38.4%	38.5%	1.7	pts.	1.6	pts.
Marketing, Distribution & Administrative Expenses	$(2,255.9)	$(2,254.2)	(8.8)%		(8.9)%
Operating Income	$2,723.0	$2,736.2	9.4%		8.9%
Operating Profit Margin	21.1%	21.2%	0.9	pts.	0.8	pts.
Operating Profit Margin Excluding Gain on Sale of SeaWorld Cleveland	—	21.1%	—		0.9	pts.
Income Before Income Taxes	$2,377.6	$2,393.5	10.3%		9.6%
Domestic Beer Segment Income Before Income Taxes	$2,667.1	$2,671.7	9.5%		9.3%
International Beer Segment Income Before Income Taxes	$54.4	$55.6	39.9%		36.9%
Packaging Segment Income Before Income Taxes	$107.5	$108.3	43.3%		42.2%
Entertainment Segment Income Before Income Taxes	$147.4	$141.6	3.8%		8.0%
Equity Income	$254.4	$274.3	38.3%		28.2%
Net Income	$1,704.5	$1,740.3	13.4%		11.1%
Effective Tax Rate	39.0%	38.7%	(0.7	pts.)	(1.0	pts.)
Basic Earnings Per Share	$1.91	$1.95	16.8%		14.4%
Diluted Earnings Per Share	$1.89	$1.93	16.4%		14.0%

$

% Notes Due May 15, 2023

Prospectus Supplement

                    , 2003

Banc of America Securities LLC

Edward D. Jones & Co., L.P.

Banc One Capital Markets, Inc.

Citigroup

JPMorgan

SunTrust Robinson Humphrey

UBS Warburg